

October 29, 2010

Lecia L. Walker
Chief Executive Officer
Original Source Entertainment, Inc.
8201 South Santa Fe Drive #229
Littleton, Colorado 80120

> **Re: Original Source Entertainment, Inc.**
> **Registration Statement on Form S-1**
> **Filed October 4, 2010**
> **File No. 333-169732**

Dear Ms. Walker:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please provide us with copies of all graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to the time we complete our review.

2.   We note that you have not filed a registration statement under the Securities Exchange Act and it appears likely that you will not become a fully reporting company but will instead be a Section 15(d) issuer that provides periodic reports but is exempt from many regulatory requirements that apply to fully reporting

companies. As applicable, please include a risk factor that alerts potential investors to the limited reporting status for the issuer and the limitations on the information and regulatory oversight to which you will be subject as a 15(d) issuer. Additionally, given the small size of the offering, it appears you should inform investors of the statutory provisions that may result in the automatic termination of any periodic reporting responsibilities, in the event you have less than 300 shareholders.

Prospectus Cover Page

3.   Please revise the cover page so that the number of shares appearing at the top of the cover page reflects the maximum number of shares being offered on an aggregated basis in both the primary and secondary offerings.

4.   In addition, because the offering is not made on a firm commitment basis, the cover page should reflect the contingency nature of the dollar amount to be raised. In this regard, please remove from the cover page the reference to $500,000 at the top of the page and the proceeds table at the bottom, since it is not assured that this amount will be raised. You may include instead a statement in the text indicating the amount of the proceeds to be raised in the primary offering if, for example, 25%, 50% and 100% of the offering is sold.

5.   Please prominently disclose on the cover page that this offering constitutes the initial public offering of Original Source Entertainment's common stock. In addition, name the officers/directors who will sell the common stock on the cover page, and briefly describe the role of those persons in the marketing of the securities.

6.   Please highlight the cross reference to the Risk Factors section by bolding or italicizing the language or by using some other prominent type. Please see Item 501(b)(5) of Regulation S-K.

Prospectus Summary

Operations, page 6

7.   You state that you were formed to contract with various recording artists and then to contract those songs. Please provide expanded disclosure that explains your business model in greater detail, such as the type of recording artists that you expect to contract with, the types of television and film companies that you expect to sell the songs to, the typical revenue and expenses that you incur in this process and the reasons why you believe you will be able to attract recording artists to your development stage company.

Termination of the Offering, page 7

8.   You disclose that in your sole discretion, you may terminate the primary offering before all of the common shares are sold. Please additionally disclose the

circumstances under which you might terminate the primary offering before all of the common shares are sold as well as the effect on you of terminating the offering before all of the common shares are sold.

Risk Factors, page 7

2. We cannot offer any assurance as to our future financial results…, page 8

9.   The last sentence of this risk factor is unclear. Please revise.

10. Our officers and directors have little experience in running a …, page 9

10.   Tell us what consideration you gave to disclosing that neither of your two managing officers has experience operating a public company. In addition, in the absence of any employees other than the two officers, please tell us how the company proposes to create a system of accounting controls and procedures and to maintain the accounting records that it will use to record transactions that would be audited by the independent accountant. Disclose whether your officers have experience with financial accounting and preparation of reports under the Exchange Act. It appears that a discussion of the competence or lack of experience in this area is an appropriate subject for disclosure in the risk factor section.

18. We may be exposed to potential risks resulting from new requirements …, page 12

11.   We note that this risk factor header states that you may be exposed to "potential risks" resulting from the requirements of Section 404 of the Sarbanes-Oxley Act of 2002. Please revise this risk factor header to identify specifically the risks to you associated with Section 404 of the Sarbanes-Oxley Act of 2002.

Description of Business, page 16

12.   You state that you are a development stage company, formed to license songs to the television and movie industry. Please provide a significantly expanded description of your business that provides potential shareholders with a detailed understanding of how your business operates. For example:

- Define the terms "unsigned artists" and "source music niche" and provide some examples;

- Explain what it means to be "in the process of signing several hundred more songs" and describe the types of songs that you are in the process of signing;

- Disclose the number of recording artists currently under contract with you, describe the nature of the contracts and discuss your methodology for finding and contracting with other recording artists;

- Explain who are your current customers as well as who are your target customers and how you intend to reach such customer bases;

- Explain how customers use your website to search for songs and the efforts you are undertaking to drive customers to your website; and

- Explain, as briefly discussed under the heading "Use of Proceeds" on page 21, your activities related to (a) advertising, (b) marketing and promotion; and (c) sales team.

Growth Strategy, page 17

13.   We note you intend to focus on the addition of "cues and transitional music" for commercials and "television programming transitions." Please explain what are "cues and transitional music" and "television programming transitions." Please also describe in detail your strategy for entering this market.

Revenue, page 18

14.   Please define the terms "ASCAP," "BMI," and "SESAC."

Use of Proceeds, page 20

15.   To aid in the understanding of the information in this table, please revise to show the four different gross proceeds amounts in four separate columns, similar to your disclosure in the table under the heading "Dilution" on page 21.

16.   Please provide additional details regarding Ms. Walker's agreement to fund your marketing and promotion if you are unable to raise sufficient funds. For example, please state if this is a written agreement and describe the material terms of this agreement, such as the amount of money Ms. Walker would provide you and the terms. Please also state whether this would be a loan or a gift and consider the need to file this agreement as an exhibit to the registration statement. Please see Item 601(b)(10) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22

Going Concern, page 24

17.   You state that your auditors have issued an opinion on your financial statements which includes a statement describing your going concern status and indicating that you do not anticipate revenues will significantly increase until you begin heavily marketing the product. In an appropriate place in the prospectus, please state when you intend to begin heavily marketing your product and how you intend to finance such marketing activities.

Directors, Executive Officers, Promoters and Control Persons

Business Experience, page 25

18.   Please expand your disclosure to address on an individual basis the part-time commitment of your two officers to Original Source Entertainment and to disclose what each will be doing with the other portion of her working time. To the extent the other activities in which each will engage, including any activities relating to Original Source Music, Inc., are potentially in conflict with the business activities that the company will conduct, those other activities should be described.

19.   Please disclose the employment history for both Ms. Walker and Ms. Atwood from 2005 to the present. Refer to Item 401(e)(1) of Regulation S-K. In addition, please describe how Ms. Walker was "heavily involved" in launching Private Wavs and describe what makes Private Wavs a "successful music library."

Involvement in Certain Legal Proceedings, page 27

20.   Please revise to provide disclosure regarding certain legal proceedings that have occurred during the past ten years. We note you have provided the information with respect to the past five years. In this regard, please be advised of the recent adoption of SEC Release No. 33-9089A Proxy Disclosure Enhancements, available on our website at **http://www.sec.gov/rules/final/2009/33-9089.pdf**.

Certain Relationships and Related Transactions, page 28

21.   Please briefly describe how the material terms of the license and assignment agreement with Lecia L. Walker are favorable compared to the material terms of a similar agreement had you entered into such an agreement with an unrelated third-party.

Exhibit 5 Legality Opinion

22.   The opinion states that it is not to be used, circulated, quoted or otherwise referred to for any other purpose without your prior written consent. This language is not appropriate because investors are entitled to rely on opinions filed as exhibits to the registration statement. Please provide a revised opinion that removes this limitation on reliance.

23.   The opinion states that it is based on counsel's knowledge of the law and facts "as of the date of the registration statement's effectiveness." As this registration statement has not yet been declared effective, the meaning of this statement is unclear. Please provide a revised opinion that speaks as of the date of filing or that otherwise addresses this statement.

24.   With respect to the shares being offered for resale by the selling shareholders in the secondary offering, it is unclear why the opinion "assumes" that the shares have been issued. Further, the statement that "the common shares will, when sold, be validly issued, fully paid and nonassessable," does not appear to address the shares currently outstanding. Please provide a revised legality opinion clarifying, if true, that the shares of common stock being offered for resale are legally issued, fully paid and non-assessable.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       If you have any questions or concerns, please contact Phil Rothenberg at (202) 551-3466 or, in his absence, the undersigned at (202) 551-3457. If you require additional assistance, please contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

                       Sincerely,

                       Maryse Mills-Apenteng
                       Special Counsel

cc: Via facsimile: (303) 482-2731
        Jody M. Walker
        Attorney at Law